Commission File Number 001-31914

Exhibit 99.1

CLARIFICATION ANNOUNCEMENT

AND

RESUMPTION OF TRADING

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) wishes to clarify certain information about the Company as reported in various press articles (the “Articles”) recently.

The Articles referred to certain statements made by Mr. Yang Mingsheng (“Mr. Yang”), the Chairman of the Board, during an interview by journalists. It was reported in the Articles that Mr. Yang expressed that the profit of this year would surely improve and real estate would be a key investment option for insurance enterprises this year.

Having made enquiries with Mr. Yang, the Board hereby clarifies that, during the brief verbal exchanges with the journalists, Mr. Yang stated that the operating results of the China Life group (this referred to “China Life Insurance (Group) Company”) had been affected by the continuous downturn of the capital markets in the past few years, however, currently there have been signs of improvements to the conditions of the capital markets and the macro economy of China has become stable. Given the improvements of the market environments, Mr. Yang expressed his personal desire for the improvements of the future operating results of the China Life group. As Mr. Yang concurrently serves as the Chairman of China Life Insurance (Group) Company, his above statement was referred to the China Life group as a whole, rather than the operating results of the Company in 2013 in particular. During the interview, Mr. Yang also expressed that real estate would be a key investment option for insurance enterprises this year. Such statement was also made with respect to the insurance industry, rather than any specific investment strategies of the Company.

The above statements were Mr. Yang’s personal views and desire with respect to the insurance industry and the China Life group, and should not be interpreted as an estimate or forecast of the Company for 2013 or any particular period of time in the future.

RESUMPTION OF TRADING

Trading in the H Shares of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) was halted with effect from 9:12 a.m. on 11 March 2013 pending the release of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the H Shares of the Company on the Stock Exchange with effect from 9:00 a.m. on 12 March 2013.

Commission File Number 001-31914

By Order of the Board
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Hong Kong, 11 March 2013

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Wan Feng, Lin Dairen, Liu Yingqi

Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong

Independent Non-executive Directors:	Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh, Tang Jianbang